CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
March 18, 2008
CONFIDENTIAL
VIA EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Allied Capital Corporation — Preliminary Proxy Statement filed on February 8, 2008
Dear Mr. Greene:
          On behalf of Allied Capital Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone call on February 14, 2008 regarding the Company’s preliminary proxy statement filed on February 8, 2008 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Under “Additional Solicitation,” please confirm that abstentions and broker non-votes will not be voted in the case of an adjournment.
     Response: The Company hereby confirms that abstentions and broker non-votes will not be voted in the case of an adjournment.
Page 45, Proposal 3. Approval to Authorize the Company to Sell Shares of Common Stock Below Net Asst Value Per Share
2.	Comment: Please revise the following sentence, “If approved, the authorization would be effective for a period expiring on the earlier of the anniversary of the date of this

U.S. Securities and Exchange Commission
March 18, 2008

Meeting and the date of the Company’s 2009 Annual Meeting of Stockholders, which is expected to be held in April 2009” to clarify that the duration of the approval is one year.
     Response: The Company has revised the Proxy Statement in response to this comment.
3.	Comment: Please include a pro forma example that illustrates the dilutive effect of the issuance of shares of the Company’s common stock at less than net asset value (“NAV”) per share.
     Response: The Company has revised the Proxy Statement in response to this comment.
4.	Comment: In the event that the Company does issue shares of its common stock below NAV, confirm that the Company will include appropriate disclosure in the applicable prospectus supplement.
     Response: The Company hereby confirms that it will include appropriate disclosure in the applicable prospectus supplement in the event that it does issue shares of its common stock below NAV.
5.	Comment: With respect to the chart on page 46, please confirm that the sales price of the Company’s common stock has been above NAV at all times during the periods presented in the chart.
     Response: The Company hereby confirms that the Company’s common stock has been above NAV at all times during the periods presented in the chart.
6.	Comment: Please revise the sentence in the second paragraph on page 46, “If the Company were unable to access the capital markets as attractive investment opportunities arise, the Company’s ability to grow over time and continue to pay steady or increasing dividends to stockholders could be adversely affected,” to note that there is no guarantee that the Company will be able to grow over time and continue to pay steady or increasing dividends even if the Company is able to access the capital markets.
     Response: The Company has revised the Proxy Statement in response to this comment.
7.	Comment: Please revise the second bullet point on page 47 to include a statement that any underwriting commission or discount could be substantial.
     Response: The Company has revised the Proxy Statement in response to this comment.
8.	Comment: Please revise the section entitled, “Key Stockholder Considerations” on page 47 to include reference to expenses associated with such an offering as a key consideration for the Company’s stockholders.

U.S. Securities and Exchange Commission
March 18, 2008

     Response: The Company has revised the Proxy Statement in response to this comment.
Proxy Card
9.	Comment: Please ensure that the identity of the party soliciting the proxy is disclosed on the proxy card.
     Response: The Company has disclosed that the proxies are being solicited on behalf of the Board of Directors on the Proxy Card.
10.	Comment: Please revise the description of the vote requested on Proposal 3 as follows: “To approve a proposal to authorize flexibility for Allied Capital Corporation, with approval of its Board of Directors, to sell shares of its common stock at a prices below Allied Capital Corporation’s then current net asset value per share in one or more offerings.”
     Response: The Company has revised the Proxy Card in response to this comment.
*               *               *
          In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.
Sincerely,
Cynthia M. Krus